UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42376

HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On October 21, 2024, HUHUTECH International Group Inc. (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC, as the representative of the underwriters listed on Schedule A thereto (the “Representative”) in connection with the initial public of 1,050,000 ordinary shares, par value $0.0000025 per share, of the Company (the “Ordinary Shares”) at an offering price of $4.00 per share (the “Public Offering Price”).

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 157,500 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”).

On November 19, 2024, the Representative exercised the Over-Allotment Option partially to purchase an additional 123,413 Ordinary Shares. The Company received approximately $432,000 in net proceeds from the partial exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on November 21, 2024 (the “Over-Allotment Closing”).

In connection with the Over-Allotment Closing, the Company issued a press release on November 21, 2024. Copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH International Group Inc.

Date: November 21, 2024	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 21, 2024

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